Via Facsimile and U.S. Mail
Mail Stop 6010

September 29, 2008

Mr. Peter E. Jokiel
Chief Financial Officer
Specialty Underwriters Alliance, Inc.
222 South Riverside Plaza
Chicago, IL 60606

Re: **Specialty Underwriters Alliance, Inc.**
      Form 10-K for the year ended December 31, 2007
      Form 10-Q for the Quarter Ended June 30, 2008
      File No. 000-50891

Dear Mr. Jokiel:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ending June 30, 2008

Note 5. Recent Accounting Pronouncements, page 7

1.   Refer to your disclosure on the adoption of SFAS 157. Please revise your
        disclosure to provide quantitative disclosures using a tabular format as required
        by paragraph 34 of SFAS 157. Specifically, for fair value measurements using
        significant unobservable inputs (Level 3), a reconciliation of the beginning and
        ending balances, separately presenting changes during the period attributable to
        the following:

        (a) Total gains or losses for the period (realized and unrealized), segregating those
        gains or losses included in earnings (or changes in net assets), and a description of
        where those gains or losses included in earnings (or changes in net assets) are
        reported in the statement of income (or activities)

        (b) Purchases, sales, issuances, and settlements (net)

        (c) Transfers in and/or out of Level 3 (for example, transfers due to changes in the
        observability of significant inputs)

        The amount of the total gains or losses for the period in (a) above included in
        earnings (or changes in net assets) that are attributable to the change in unrealized
        gains or losses relating to those assets and liabilities still held at the reporting date
        and a description of where those unrealized gains or losses are reported in the
        statement of income (or activities).

2.   To the extent third parties are used to determine fair value as disclosed in Note 2
        of the financial statements included in your December 31, 2007 Form 10-K,
        please revise your disclosure to address the following:

        •   The nature and amount of assets you valued using quotes or prices obtained
            from third parties, along with the classification in the fair value hierarchy;
        •   The number of quotes or prices you generally obtained per instrument, and if
            you obtained multiple quotes or prices, how you determined the ultimate value
            used in your financial statements;
        •   Whether, and if so, how and why, you adjusted quotes or prices obtained from
            third parties;
        •   The extent to which third parties are gathering observable market information
            as opposed to using unobservable inputs and/or proprietary models in making
            valuation judgments and determinations;
        •   Whether the quotes obtained from third parties are binding or non-binding;
            and,

- • The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant